UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 25th, 2013

DATE, TIME, AND PLACE:

June 25th, 2013, at 09:20 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Messrs. José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo e José Roberto Mendonça de Barros - Directors were absent due to justified reasons. Mr. Carlos Alberto López Galán, Company’s Vice-President Executive Officer was also attended the Meeting.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the proposal of declaration of Intermediary Dividends based on the Dividend Equalization Reserve account; (b)  To acknowledge of the Company´s economic-financial results for May, 2013; and (c)  To acknowledge of the structuring, resulting and planning of the Retail segment.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

[Free English Translation]

(a)        Approved, pursuant to the article 17, item XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on June 24, 2013 at 10 a.m., to declare, ad referendumof the General Annual Meeting to be held on 2014, pursuant to article 37, item III, of the Company’s Bylaws, Intermediary dividends, in the amount of R$ 650.000.000,00 (six hundred and fifty million Reais), corresponding to R$ 1,560306559  per batch of one thousand (1,000) ordinary shares, R$ 1,716337215  per batch of one thousand (1,000) preferred shares, and R$ 171,633721501   per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Intermediary Dividends hereby approved will be the ones registered in the Company’s books at the end of June 25, 2013, including. Therefore, as of June 26, 2013, the Company’s shares shall be traded “Ex-Dividends/Interest on Capital”. The amount of Intermediary Dividends approved shall be fully included in the additional dividends in relation to the fiscal year of 2013, and shall be paid in August 29, 2013, without any monetary restatement. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Acknowledged the Company´s economic-financial results for May, 2012.

It is recorded that Mr. Carlos Alberto López Galán, Vice-President Officer, presented the themes related to items (a) and (b) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

(c)        Acknowledged of the structuring, resulting and planning of the Retail segment.

It is recorded that Mr. Conrado Engel, Senior Vice-President Executive Officer, presented the theme related to item (c) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 25th, 2013. a) Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 25, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer